Via Facsimile and U.S. Mail
Mail Stop 6010

October 12, 2006

Neil M. Kurtz
President and Chief Executive Officer
TorreyPines Therapeutics, Inc.
11085 North Torrey Pines Road, Suite 300
La Jolla, CA 92037

Re: TorreyPines Therapeutics, Inc.
Item 4.01 Form 8-K
Filed October 10, 2006
File No. 000-25571

Dear Mr. Kurtz:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01

1. Based upon your disclosure in Item 4.01, it appears as though no change in accountants has actually occurred. Therefore, please consider removing this section. Otherwise, if you feel it is important to include this information, please expand your disclosure so that an investor reading Item 4.01 only would understand why you have two accountants and that there have actually been no changes in accountants. For example, please make it clear that Ernst & Young LLP is the accountant for the subsidiary and that Eisner LLP was the accountant for Axonyx and therefore will remain the accountant for TorreyPines. Please

consider whether instruction 3. to Item 304 of Regulation S-K applies in your situation.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant